## UNITED STATES
### SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-70527 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING __03/10/2021__ AND ENDING __12/31/2021__
                                        MM/DD/YY                    MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Z-Squared Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer    ☐Security-based swap dealer    ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**23 Osborne Hill Dr**
(No. and Street)

| **Salem** | **MA** | **01970** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Phil Picariello** | **781-864-9616** | **phil@zsquaredsecurities.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Citrin Cooperman & Company, LLP**
(Name – if individual, state last, first, middle name)

| **50 Rockefeller Plaza** | **New York** | **NY** | **10020** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **11/2/2005** | **2468** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

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\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Phil Picariello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Z-Squared Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Executive Officer

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

Notary Public

**This filing\*\* contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Z-Squared Securities, LLC

Financial Statement
As of December 31, 2021


(With Report of Independent Registered Public Accounting Firm)

# Z-Squared Securities, LLC
Table of Contents

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**Citrin Cooperman & Company, LLP**
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
**T** 212.697.1000 **F** 212.697.1004
citrincooperman.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Z-Squared Securities, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Z-Squared Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Z-Squared Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Z-Squared Securities, LLC's management. Our responsibility is to express an opinion on Z-Squared Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Z-Squared Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

**Emphasis of Matter - Liquidity**

As discussed in Note 6 to the financial statements, Z-Squared Securities, LLC has funded operations with equity contributions from Zingeroo, Inc., its Parent. Zingeroo, Inc. has agreed to continue funding Z-Squared Securities, LLC through April 15, 2023 from currently available resources, and from additional capital Zingeroo, Inc. may raise. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as Z-Squared Securities, LLC's auditor since 2021.
New York, New York
April 14, 2022

# Z-Squared Securities, LLC
Statement of Financial Condition
December 31, 2021

| | | |
|---|---|---:|
| **Assets:** | | |
| Cash | $ | 382,567 |
| Clearing deposit | | 125,000 |
| Prepaid expenses | | 38,426 |
| **Total Assets** | $ | 545,993 |
| | | |
| **Liabilities and Member's Equity** | | |
| Due to parent | $ | 181,526 |
| Accrued expenses | | 50,054 |
| Due to clearing broker | | 1,510 |
| **Total Liabilities** | | 233,090 |
| **Total Member's Equity** | | 312,903 |
| **Total Liabilities and Member's Equity** | $ | 545,993 |

The accompanying notes are an integral part of this financial statement.

# Z-Squared Securities, LLC

Notes to Financial Statement
December 31, 2021

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1. **Business and Organization**

   Z-Squared Securities, LLC (the "Company") is a member of the Financial Industry Authority, Inc ("FINRA") and became a registered broker-dealer under the Security Exchange Act of 1934 in March 2021. The Company, a Delaware limited liability company, commenced operations on March 10, 2021 as a wholly owned subsidiary of Zingeroo, Inc. (the "Parent"). The Company acts as an introducing broker and effects equities and options trades for the users of its web-based trading application. The Company clears its trading activity through Apex Clearing Corporation ("Clearing Broker") on a fully disclosed basis.

2. **Summary of Significant Accounting Policies**

   This financial statement has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

   *(a)  Use of Estimates*

   The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   *(b)  Cash*

   Cash of $250,000 consists of cash held at one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and is not exposed to any significant credit risk with respect to its depository institutions.

   *(c)  Recent Accounting Pronouncements Adopted*

   In June 2016, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Update No. 2016-13, Financial Instruments- Credit Losses (Topic 326), Measurement of Credit Losses of Financial Instruments ("ASU 2016-13"). The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of this pronouncement on March 10, 2021 did not have a material impact on the financial statements.

   On March 10, 2021, the Company adopted ASU 2019-12 ("Topic 740") which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded single member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

_____

### (d)  Clearing Deposit

The Company is required to maintain $125,000 of cash on deposit with the Clearing Broker to cover any fees, charges, or losses arising from its trading activity through the Clearing Broker.

### (e)  Income Taxes

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits subsequent to the date it commenced operations.

In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statement as of December 31, 2021.

### (f)  Due to Clearing Broker

Net amounts owed to the Clearing Broker consist of amounts due from and payable to the Clearing Broker for fees, net of any revenues. As of December 31, 2021, $1,510 was due to Clearing Broker.

## 3.  Indemnifications

In the normal course of business, the Company may enter into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

## 4.  Related-Party Transactions

The Company has an administrative services agreement with the Parent. Under the terms of the agreement the Parent agrees to pay on behalf of the Company both direct and shared expenses such as office space, personnel, travel & entertainment, insurance, regulatory filing fees, professional fees and technology fees. As of December 31, 2021, the amount reported as Due to parent related to these transactions in the statement of financial condition was $181,526.

## 5.  Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). As of March 10, 2021, FINRA approved the Company to maintain a minimum net capital requirement of the higher of $100,000 (or 12.5% of aggregate liabilities in the first year of operations, 6.66% thereafter) pursuant to Rule 15c3-1. As of December 31, 2021, the Company had net capital of $274,477 and excess net capital of $174,477. The percentage of aggregate indebtedness to net capital was 84.92%.

---

6.  **Liquidity**

The Company, like most venture backed fintech startups, has funded operations with equity contributions from its Parent based on the potential value of long-term goals of the Company and its Parent (together the "Companies") and their ability to attract venture capital investors as they make progress toward these goals. In April 2022 the Parent raised approximately $3,000,000 as the first tranche of an expected $10,000,000 Series A Preferred Stock Financing, with additional funding of the $10,000,000 expected to close through mid-June of 2022. The Series A Preferred Stock Financing also provides for additional capital to be raised of up to an additional $15,000,000. The Parent has agreed to continue funding the Company through April 15, 2023 from currently available resources and from additional capital the Parent expects to raise.

The Companies' progress towards long-term success is measured in the increase of the number of funded accounts, increasing values of assets in these accounts, and active users on the application, all of which corelate with the additional marketing spend on media and non-media sites.

Since 2019, the Parent has raised investor capital of approximately $100,000 in 2019, $3,532,000 in 2020 and $4,732,000 in 2021. The Parent is planning to raise additional capital through the remainder of 2022 as the Companies achieve critical milestones which are anticipated to continue raising investor interest.

Following the launch of the application in the fall of 2021 the Companies are focusing on increasing revenues from the increasing number of active users of the application, enhancing the client experience and product offerings, these goals coupled with continued capital contributions from the Parent to the Company from funds raised from new and existing investors, and the establishment of strategic relationships with two known entities are the primary drivers for the next year of operations. If funding were to be delayed or not available, the Companies' plan is to reduce or delay certain expenditures, while ensuring the continuation of steady long-term growth.

7.  **Commitments & Contingencies**

The Clearing Broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the Clearing Broker, subject to the credit risk of the clearing broker.

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8.    **Risks and Uncertainties**

The COVID-19 pandemic has continued to disrupt economic markets and the economic impact, duration, and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

9.    **Subsequent Events**

Effective January 1, 2022 the Parent executed a board consent to forgive the entire $181,526 due to parent. The Company also received a non-cash contribution of $130,201 (forgiveness of amount due to Parent) effective February 1, 2022. Additionally, the Company received a $200,000 cash contribution on March 22, 2022. In January 2022 FINRA commenced a routine exam of the Company. To date the Company is not aware of any potential findings. The Company has evaluated the need for disclosures or adjustments resulting from subsequent events through April 14, 2022, the date this financial statement was issued, and no other subsequent events were present.